DOBI MEDICAL INTERNATIONAL, INC.
110 Chestnut Ridge Road, #322
Montvale, New York 07645

May 27, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Tom Jones

Re:	Dobi Medical International, Inc.
Registration Statement on Form SB-2 filed May 24, 2006
File No.: 333-134442
Form RW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 and in accordance with your recommendation set forth in your letter dated May 9, 2008, Dobi Medical International, Inc., a Delaware corporation (the “Company”) hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 filed with the Commission on May 24, 2006 (file No.: 333-134442).

On June 14, 2007, Dobi Medical International, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”), in the case captioned in re Dobi Medical International, Inc. Case No.: 07-18404(RG).

On November 2, 2007, Dobi Medical International, Inc. filed a Plan of Reorganization and a related Disclosure Statement as amended on December 13, 2007, which was approved by the Bankruptcy Court on December 17, 2007. On February 19, 2008, the Bankruptcy Court confirmed the Plan of Reorganization. As a result of the bankruptcy, all issued and outstanding shares of Common Stock were cancelled and no longer outstanding.

Please contact our legal counsel, Barbara R. Mittman, should you have any questions or require further information regarding our request for withdrawal. Ms. Mittman may be reached at (212) 697-9500, Ext: 105.

Very truly yours,

DOBI MEDICAL INTERNATIONAL, INC.

By:	/s/ Michael R. Jorgensen
Michael R. Jorgensen, President